Delisting Determination,The Nasdaq Stock Market, LLC,
October 6, 2009, CORUS Bankshares, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of CORUS Bankshares, Inc.
(the Company), effective at the opening of the trading session on October 16, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
4120(i), and 5100. The Company was notified of the Staffs determination on September 15, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on September 24, 2009.